EXHIBIT 99.4

July 28, 2004

To the Holders of TECO Energy, Inc.’s

9.50% Adjustable Conversion-Rate Equity Security Units:

          TECO Energy, Inc., a Florida corporation (the “Company”), is offering to exchange 0.9509 shares of the Company’s common stock, par value $1.00 per share (the “Common Stock”), plus $1.39 in cash, for each validly tendered and accepted 9.50% Adjustable Conversion-Rate Equity Security Unit in the form of a normal unit (CUSIP 872375 209), up to an aggregate of 17,865,000 normal units, upon the terms and subject to the conditions set forth in the enclosed Early Settlement Offer Prospectus, dated July 28, 2004 (the “Early Settlement Offer Prospectus”) and the related letter of transmittal (the “Letter of Transmittal” and, together with the Early Settlement Offer Prospectus, the “early settlement offer”). The exchange of the units will effect an early settlement of the purchase contracts included in the normal units and, as a result, the trust preferred securities that are currently pledged to secure settlement of the purchase contracts on January 15, 2005 will no longer be outstanding. The early settlement offer is conditioned on a number of factors set forth in the section of the Early Settlement Offer Prospectus titled “The Early Settlement Offer — Conditions to the Early Settlement Offer.”

          We are only tendering for normal units. We are not tendering for stripped units. If you hold stripped units and would like to participate in this early settlement offer, then before tendering you must recreate normal units from your stripped units as described in the section of the Early Settlement Offer Prospectus entitled “Description of Equity Security Units — Recreating Normal Units.”

          The normal units were issued on January 15, 2002. All initially issued 17,965,000 equity security units in the form of normal units remain outstanding. Up to an aggregate of 16,987,828 shares of Common Stock and an aggregate of $24,832,350 (which dollar amount does not include cash in lieu of fractional shares) will be issued in exchange for the normal units.

          Please read carefully the Early Settlement Offer Prospectus and the other enclosed materials relating to the early settlement offer. If you require assistance, you should consult your financial, tax or other professional advisors. Holders who wish to participate in the early settlement offer are asked to respond promptly by completing and returning the enclosed Letter of Transmittal, and all other required documentation, to The Bank of New York, which is acting as the exchange agent for the early settlement offer.

          If you have questions regarding the early settlement offer or whether or not to participate in the early settlement offer, please contact either of the co-lead dealer managers, Merrill Lynch & Co., or J.P. Morgan Securities, Inc. You may call Merrill Lynch & Co., toll free at 1-888-ML4-TNDR (1-888-654-8637) or (212) 449-4914 or J.P. Morgan Securities, Inc. toll free at 1-800-261-JPMS (1-800-261-5767). If you have questions regarding the procedures for tendering in the early settlement offer, require additional materials or require assistance in tendering your normal units, please contact the information agent, Morrow & Company, toll free at 800-607-0088 (banks and brokerage firms please call 800-654-2468).

Thank you for your time and effort in reviewing this request.

Very truly yours,

TECO ENERGY, INC.